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                                                         Commission File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-27658
                            Washington, D.C. 20549                   -------
                                                                   CUSIP Number
                                 FORM 12b-25                       739905 10 7

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended:   12/31/96

                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                           Preferred Networks, Inc.
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Full Name of Registrant

                                Not Applicable
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Former Name if Applicable

                                850 Center Way
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Address of Principal Executive Office

                           Norcross, Georgia 30071
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City, State and Zip Code



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                                  PART II -
                           RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check the appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-Q-SB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

    The registrant is engaged in negotiations with its primary lender and certain of its shareholders regarding a covenant in its existing loan agreement that requires the registrant to raise at least $20 million in additional subordinated debt or equity by July 1, 1997. In connection with such negotiations, the registrant is seeking to obtain an amendment of the covenant from the lender and to raise the amount of capital then required by the covenant and its projected operational needs from certain of its shareholders. Because the attention of the registrant's officers and employees has been diverted to the negotiations and to the preparation of financial and other information required by the lender and the shareholders, the registrant is unable, without unreasonable effort or expense, to complete and file its annual report on Form 10-K by March 31, 1997, the prescribed deadline for filing. In addition, because the registrant intends to file its Form 10-K promptly after agreements are reached, the registrant may file its Form 10-K with information materially different from the information now applicable. The independent auditors' report may also be significantly different from the report that will be given upon conclusion of the negotiations, which would be misleading under the circumstances. The delay in filing will allow the registrant to resolve its negotiations and/or cause its officers and employees to provide complete and appropriate disclosures in its Form 10-K.



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                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             Kim Smith Hughes               770                582-3566
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                                See Attachment
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                           PREFERRED NETWORKS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 26, 1997                 By:  /s/ Kim Smith Hughes
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                                         Chief Financial
                                         Officer